SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2017
15 REGISTRATIONS BRANCH

SE

17008447

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67206

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M Financial Securities Marketing, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1125 NW Couch Street, Suite 900 Portland OR
(No. and Street)

97209
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marla Rogers 503-232-6960
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause. LLP
(Name – *if individual, state last, first, middle name*)

777 E. Wisconsin Ave, 32nd Floor	Milwaukee	WI	53202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Maria Rogers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M Financial Securities Marketing, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

OFFICIAL STAMP
SUSAN C PROVENCHER
NOTARY PUBLIC-OREGON
COMMISSION NO. 947865
MY COMMISSION EXPIRES MARCH 03, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M FINANCIAL SECURITIES MARKETING, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)
December 31, 2016 and 2015

Table of Contents

BAKER TILLY

Baker Tilly Virchow Krause, LLP
777 E Wisconsin Ave, 32nd Floor
Milwaukee, WI 53202-5313
tel 414 777 5500
fax 414 777 5555
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Audit Committee
M Financial Securities Marketing, Inc.
Portland, Oregon

We have audited the accompanying statements of financial condition of M Financial Securities Marketing, Inc. as of December 31, 2016 and December 31, 2015, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of M Financial Securities Marketing, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M Financial Securities Marketing, Inc. as of December 31, 2016 and December 31, 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in pages 12-13 has been subjected to audit procedures performed in conjunction with the audit of M Financial Securities Marketing, Inc.'s financial statements. The supplemental information is the responsibility of M Financial Securities Marketing, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
February 24, 2017

M FINANCIAL SECURITIES MARKETING, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Financial Condition

December 31, 2016 and 2015

Assets		**2016**		**2015**
Cash and cash equivalents	$	7,488,209	$	7,286,086
Intermediary fees receivable		626,275		524,116
Prepaid expenses and other assets		43,757		48,753
Deferred income tax assets (note 4)		12,155		18,114
Total assets	$	8,170,396	$	7,877,069
Liabilities and Stockholder's Equity				
Liabilities:				
Payable to parent for income taxes (note 4)	$	2,643,979	$	2,654,693
Payable to parent (note 3)		96,760		69,597
Total liabilities		2,740,739		2,724,290
Stockholder's equity:				
Common stock, no par value. Authorized 1,000 shares; issued and outstanding 100 shares		1,000		1,000
Additional paid-in capital		279,148		279,148
Retained earnings		5,149,509		4,872,631
Total stockholder's equity		5,429,657		5,152,779
Total liabilities and stockholder's equity	$	8,170,396	$	7,877,069

See accompanying notes to financial statements.

M FINANCIAL SECURITIES MARKETING, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Income

Years ended December 31, 2016 and 2015

	2016	2015
Revenues:		
Intermediary fee income	$ 15,170,541	$ 15,255,741
Interest income	19,973	21,161
Total revenues	15,190,514	15,276,902
Expenses:		
Employee compensation and benefits	1,102,555	1,067,023
Meetings	815,590	960,122
Outside professional fees	487,773	450,479
Office	290,717	260,633
General and administrative	125,098	116,246
Travel	59,155	72,096
Other	35,451	39,808
Total expenses	2,916,339	2,966,407
Income before income taxes	12,274,175	12,310,495
Provision for income taxes (note 4)	5,632,013	5,489,896
Net income	$ 6,642,162	$ 6,820,599

See accompanying notes to financial statements.

M FINANCIAL SECURITIES MARKETING, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Changes in Stockholder's Equity

Years ended December 31, 2016 and 2015

	Common stock		Additional paid-in capital	Retained earnings	Total
	Shares	Amount			
Balances as of January 1, 2015	100	$ 1,000	$ 279,148	$ 4,796,693	$ 5,076,841
Net income	—	—	—	6,820,599	6,820,599
Dividends to parent	—	—	—	(6,744,661)	(6,744,661)
Return of capital	—	—	(2,805,339)	—	(2,805,339)
Capital contributions from parent (note 3)	—	—	2,805,339	—	2,805,339
Balances as of December 31, 2015	100	1,000	279,148	4,872,631	5,152,779
Net income	—	—	—	6,642,162	6,642,162
Dividends to parent	—	—	—	(6,365,284)	(6,365,284)
Return of capital	—	—	(2,859,716)	—	(2,859,716)
Capital contributions from parent (note 3)	—	—	2,859,716	—	2,859,716
Balances as of December 31, 2016	100	$ 1,000	$ 279,148	$ 5,149,509	$ 5,429,657

See accompanying notes to financial statements.

M FINANCIAL SECURITIES MARKETING, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Cash Flows

Years ended December 31, 2016 and 2015

		2016		2015
Cash flows from operating activities:				
Net income	$	6,642,162	$	6,820,599
Adjustments to reconcile net income to net cash provided by (used in) operating activities:				
Captial contributions from Parent for:				
Provision for income taxes related to Incentive Compensation Plan expense		1,654,178		1,669,273
Additional provision for income taxes on a stand-alone basis		1,205,538		1,136,066
Changes in operating assets and liabilities:				
Intermediary fees receivable		(102,159)		17,936
Prepaid expenses and other assets		4,996		(24,575)
Deferred income tax assets		5,959		5,500
Payable to parent for income taxes		(10,714)		(86,133)
Payable to parent		27,163		(49,127)
Net cash provided by operating activities		9,427,123		9,489,539
Cash flows from financing activities:				
Dividends to parent		(6,365,284)		(6,744,661)
Return of capital		(2,859,716)		(2,805,339)
Net cash used in financing activities		(9,225,000)		(9,550,000)
Net increase (decrease) in cash and cash equivalents		202,123		(60,461)
Cash and cash equivalents at beginning of year		7,286,086		7,346,547
Cash and cash equivalents at end of year	$	7,488,209	$	7,286,086
Supplemental cash flow disclosures:				
Noncash operating activity – capital contributions from parent	$	2,859,716	$	2,805,339
Captial contributions from Parent for:				
Provision for income taxes related to Incentive Compensation Plan expense		1,654,178		1,669,273
Additional provision for income taxes on a stand-alone basis		1,205,538		1,136,066

See accompanying notes to financial statements.

M FINANCIAL SECURITIES MARKETING, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Notes to Financial Statements

December 31, 2016 and 2015

(1) Basis of Presentation and Significant Accounting Policies

(a) Organization and Nature of Business

M Financial Securities Marketing, Inc. (the Company), an Oregon corporation, was incorporated on June 20, 2005. The Company is registered as a securities broker pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of M Financial Holdings Incorporated (the Parent). The Company commenced operations in November 2006.

The Company is engaged as a limited purpose broker-dealer, which primarily receives intermediary fees in the form of compensation from selected direct writing life insurance companies and financial service providers (Financial Service Providers) for providing intermediary services that may be based upon the volume of premiums and type of variable insurance and other financial service products sold by Member Firms.

(b) Basis of Presentation

The financial statements and footnotes have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

(c) Intermediary Fee Income

Intermediary fee income is recognized as earned.

(d) Intermediary Fees Receivable

Management believes intermediary fees receivable at December 31, 2016 and 2015 are collectible; accordingly, no provision for uncollectible accounts has been recorded.

(e) Cash and Cash Equivalents

The Company's cash and cash equivalents consist of bank deposits and money market instruments. For purposes of the Statements of Financial Condition and Cash Flows, the Company considers all highly liquid debt instruments with a remaining maturity of three months or less, when purchased, to be cash equivalents. Amounts may exceed federally insured limits, but management does not believe that the Company is exposed to any significant risk.

(f) Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. The Company recognizes deferred income taxes for the tax consequences in future years of the differences between the income tax bases of assets and liabilities and their financial reporting amounts at each year-end, based upon statutory income tax rates applicable to the periods in which the differences are expected to affect taxable income. The Company provides a valuation allowance, if necessary, to reduce deferred income tax assets, if any, to their estimated realizable values.

The Company recognizes and measures its unrecognized income tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized income tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2016 and 2015, the Company did not have any unrecognized income tax benefits.

(g) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(h) Subsequent Events

The Company has evaluated subsequent events through the date that the financial statements were issued, noting none.

(2) Net Capital and Reserve Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the rule, which requires that the Company maintain minimum net capital as defined, equal to the greater of $5,000 or 6-2/3% of the aggregate indebtedness balance, as defined. The net capital rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting regulatory net capital would be less than 5% of aggregate indebtedness. As of December 31, 2016 and 2015, the Company has regulatory net capital of $4,747,470 and $4,561,796, which is $4,564,754 and $4,380,177 in excess of its required net capital of $182,716 and $181,619. As of December 31, 2016 and 2015, the Company has a ratio of aggregate indebtedness to net capital of 0.58 to 1.00 and 0.60 to 1.00, respectively.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) of the Rule because the Company carries no customer accounts and, therefore, does not hold funds or securities for or owe funds or securities to customers.

(3) Related-Party Transactions

The Company's Parent allocates certain overhead and indirect expenses to the Company. These overhead and indirect expenses include those expenses related to shared occupancy, equipment, utilities, employees, supplies and administrative costs of the Company. Direct expenses are incurred and expensed by the Company. Such direct expenses include registrations, assessments, fees, taxes and outside professional services, which are specific to the Company. All expenses are paid by the Parent and then reimbursed by the Company to the Parent. As of December 31, 2016 and 2015, $96,760 and $69,597, respectively, is payable to the Parent for expenses.

The Company currently earns net income to support its operations, however, the Parent has represented that in the event the Company may no longer have revenues large enough to fund its operations, the Parent will provide financial support to the Company until such time that the revenues earned are sufficient to cover the Company's operating expenses and required net capital.

In cases where the Company has excess capital from operations it may pay dividends to its Parent. In 2016 and 2015, the Company paid dividends to its Parent of $9,225,000 and $9,550,000, respectively, a portion of which was treated as a return of contributed capital. In 2016 and 2015, the return of contributed capital totaled $2,859,716 and $2,805,339, respectively, as a result of the Company's income tax sharing agreement with the Parent (note 4).

(4) Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. The Company also files consolidated and separate income tax returns in various states. With few exceptions, the Company is no longer subject to examination by taxing authorities for years prior to 2009. For purposes of the financial statements, federal and state income taxes are calculated as if the Company filed separate federal and state income tax returns. The income tax expense included in the Statements of Income is as follows:

	2016	2015
Current	$ 5,626,054	$ 5,484,396
Deferred	5,959	5,500
	$ 5,632,013	$ 5,489,896

A reconciliation of the amounts computed by applying the statutory U.S. federal income tax rate of 35% in 2016 and 2015 to income before income taxes and the actual provision for the years ended December 31, 2016 and 2015 were as follows:

	2016	2015
Computed "expected" income tax expense	$ 4,295,961	$ 4,308,673
Increase in income tax expense resulting from:		
State income tax	1,251,220	1,122,258
Meals and entertainment	78,017	56,549
Other	6,815	2,416
Provsion for income taxes	$ 5,632,013	$ 5,489,896

The Company has an income tax sharing agreement with the Parent. Under the income tax sharing agreement, the Company shall pay the Parent the amount of federal income tax, if any, that the Company would have paid had the Company filed a separate federal income tax return for such year. As of December 31, 2016 and 2015, $2,643,979 and $2,654,693, respectively, is payable to the Parent for income taxes. Also under this agreement, the Company's income taxes payable to the Parent shall be calculated by taking into account the Company's allocated share based on a stand-alone calculation of the Parent's Incentive Compensation Plan (ICP) expense that would have been generated by the Company had the Company filed its income tax return separately. The income tax related to the ICP expense is not included in the Company's income tax expense calculation but is treated as a capital contribution from the Parent and as a reduction in the payable for income taxes in accordance with the separate income tax return allocation methodology. This contribution of capital is a noncash transaction in the amounts of $1,654,178 and $1,669,273 for the years ended December 31, 2016 and 2015, respectively.

In addition, the Company's provision for income taxes is calculated on both a stand-alone basis and on a consolidated basis. The Company records the stand-alone basis provision for income taxes. The difference between the stand-alone basis provision for income taxes calculation and the consolidated basis provision for income taxes calculation is treated as a capital contribution from the Parent. This contribution of capital is a noncash transaction in the amounts of $1,205,538 and $1,136,066 for the years ended December 31, 2016 and 2015, respectively.

The temporary differences that give rise to deferred income tax assets as of December 31, 2016 and 2015 relate to the following:

	2016	2015
Deferred income tax assets:		
Start-up expenses	$ 11,025	$ 13,306
Deferred state income taxes, net of federal income tax effect	2,673	3,848
Deferred rent	(1,543)	960
Net deferred income tax assets	$ 12,155	$ 18,114

The Company believes that the deferred income tax assets listed above are fully recoverable and, accordingly, no valuation allowance has been recorded. The Company bases its assessment as to the realizability of the deferred income tax assets on available evidence including historical and projected operating results, estimated reversals of temporary differences and, where applicable, tax planning strategies. Estimates as to the realizability of deferred income tax assets are subject to change.

(5) Concentrations of Credit Risk

The Company is engaged in various activities in which counterparties primarily include Financial Service Providers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(6) Disclosures about Fair Value of Financial Instruments

The financial instruments of the Company, which consist of cash and cash equivalents, are reported in the Statements of Financial Condition at market or fair values, or at carrying amounts that approximate fair values, because of the short maturities of the instruments.

(7) Commitments and Contingencies

The Company, its Parent, and its Parent's subsidiaries, in common with the insurance industry in general, may be subject to litigation in the normal course of their business. Currently there is no known litigation involving the Company. The Company is also unaware of any pending litigation.

(8) Regulatory Matters

As a regulated entity, the Company may be subject to certain audits, examinations, reviews, etc., by various regulatory agencies.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

M FINANCIAL SECURITIES MARKETING, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Schedule I – Computation of Net Capital under
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2016

Computation of net capital:		
Total stockholder's equity in statement of financial condition	$	5,429,657
Less nonallowable assets:		
Intermediary fee receivables		626,275
Prepaid expenses and other assets		43,757
Deferred income tax assets		12,155
Net capital	$	4,747,470
Computation of aggregate indebtedness:		
Liabilities in statement of financial condition:		
Payable to parent for income taxes	$	2,643,979
Payable to parent		96,760
Aggregate indebtedness	$	2,740,739
Computation of basic net capital requirement:		
Minimum dollar net capital requirement (the greater of 6-2/3% of aggregate indebtedness or $5,000)	$	182,716
Excess net capital	$	4,564,754
Ratio of aggregate indebtedness to net capital		0.58 to 1.00

There are no material differences between the above computation of net capital under Rule 15c3-1 and the corresponding computation prepared by the Company for inclusion in its unaudited Part IIA Focus Report as of December 31, 2016.

M FINANCIAL SECURITIES MARKETING, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Schedule II – Computation for Determination of Reserve Requirement and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) of the Rule because the Company carries no customer accounts and, therefore, does not hold funds or securities for, or owe funds or securities to, customers.

M FINANCIAL SECURITIES MARKETING, INC.

Portland, Oregon

EXEMPTION REPORT

Including Report of Independent Registered
Public Accounting Firm

As of and for the Year Ended December 31, 2016

M FINANCIAL SECURITIES MARKETING, INC.

TABLE OF CONTENTS

BAKER TILLY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Audit Committee of
M Financial Securities Marketing, Inc.
Portland, Oregon

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) M Financial Securities Marketing, Inc. identified the following provision of 17 C.F.R. § 15c3-3(k) under which M Financial Securities Marketing, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) M Financial Securities Marketing, Inc. stated that M Financial Securities Marketing, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. M Financial Securities Marketing, Inc. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about M Financial Securities Marketing, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
February 24, 2017

M Financial Securities Marketing, Inc.'s
Exemption Report
15c3-3(k)(2)(i)

M Financial Securities Marketing, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Report to be made by certain brokers and dealers"). This exemption report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k):
    - Operate pursuant to 17 C.F.R. 240.15c3-3 (k)(2)(i) ("Rule (k)(2)(i)").

2. The Company met and identified exemption provisions in 17 C.F.R. 240.15c3-3(k) throughout the year without exception.

I, Frank Day affirm that to the best of my knowledge and belief, this Exemption Report is true and correct for the year ended December 31, 2016.

Frank Day
Chief Compliance Officer
M Financial Securities Marketing, Inc.

1/30/17
Date

M FINANCIAL SECURITIES MARKETING, INC.
Portland, Oregon

AGREED UPON PROCEDURES

Including Form SIPC-7

As of and for the Year Ended December 31, 2016

M FINANCIAL SECURITIES MARKETING, INC.

TABLE OF CONTENTS

BAKER TILLY

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Audit Committee of
M Financial Securities Marketing, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by M Financial Securities Marketing, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). M Financial Securities Marketing, Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

Procedures performed:

1. Compared listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences.

2. Compared the amounts reflected in the audited Form X-17A-5 for the year ended December 31, 2016 with amounts reported in the Form SIPC-7 for the year ended December 31, 2016 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and workpapers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and workpapers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Specified Parties, and is not intended to be and should not be used by anyone other than the Specified Parties.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
February 24, 2017

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/16

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067206 FINRA DEC

M Financial Securities Marketing, Inc.
1125 NW Couch Street, Suite 900
Portland OR 97209-4129

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Maria Rogers 503-414-7260

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 50.00

B. Less payment made with SIPC-6 filed (**exclude interest**) (24.00)

7/25/16
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 26.00

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 26.00

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

M Financial Securities Marketing, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 24 day of February 20 17.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/16
and ending 12/31/16

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$15,190,515
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	15,170,541
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	15,170,541
2d. SIPC Net Operating Revenues	$19,974
2e. General Assessment @ .0025	$50
	(to page 1, line 2.A.)